UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On July 17, 2026, Luda Technology Group Limited (the “Company”) issued a press release, a copy of which are filed as Exhibit 99.1 hereto, and incorporated herein by reference, announcing the appointment of Dyna Segmen Ltd. as its authorized agent in Kazakhstan to support future data centre and pipeline opportunities.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: July 17, 2026

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